RECEIVED

2006 JUL 21 P 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

06015392

12th July 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

Enclosure

dw 7/24

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:41 11-Jul-06
Number	0427G

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Material and non-material interest of shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Vidacos Nominees 29,410,715 shares.

5) Number of shares/amount of stock acquired:
N/A

6) Percentage of issued class:
N/A

7) Number of shares/amount of stock disposed:
5,466,942

8) Percentage of issued class:
1.863

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
7/7/06

11) Date company informed:
Faxed letter dated 7/7/06 received 10/7/06

12) Total holding following this notification:
29,410,715 shares

13) Total percentage holding of issued class following this notification:
10.026% (material and non-material) 6.486% (material)

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr P.A. Boulton tel. 01753 837308

16) Name and signature of authorised company official responsible for making this notification:
Mr P.A. Boulton

17) Date of notification:
11th July 2006

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved